Exhibit 99.1

Sinovac Schedules 2016 Annual Meeting of Shareholders

BEIJING, Sept. 30, 2016 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today that it will hold its 2016 Annual Meeting of Shareholders on Monday, November 7, 2016 at 9:00 a.m. Beijing Time. The meeting will be held at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC. All shareholders of record as of September 23, 2016 will be eligible to vote and are invited to attend.

The primary agenda of the meeting is to approve the re-election of Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei as the Company's directors until the next annual meeting of shareholders and or until their successors are duly elected; approve the audited consolidated financial statements of the Company for the financial year ended December 31, 2015 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto; approve the appointment of Ernst &Young Hua Ming LLP as the independent auditor of the Company for the fiscal year ending December 31, 2016 and to authorize the directors of the Company to fix such independent auditor's remuneration.

Sinovac's 2015 annual report and proxy statements, including the Notice of the 2016 Annual General Meeting, are available on the Company's website: http://www.sinovac.com/?optionid=751

Shareholders of the Company may receive a hard copy of 20-F free of charge upon request. Such request can be made by sending an e-mail to ir@sinovac.com, along with complete contact details and a mailing address.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac's newly developed innovative vaccine against HFMD caused by EV71 is ready for market launch. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under "Risk Factors" and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  The Company assumes no obligation to update the forward-looking information contained in this release.

Contact

Sinovac Biotech Ltd.

Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.

Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com